EXHIBIT 99.1
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                                 [LOGO - VKING]




PRESS RELEASE
FOR IMMEDIATE RELEASE
MARCH 30, 2005

             VIKING ENERGY ROYALTY TRUST 2004 INCOME TAX INFORMATION
                               FOR U.S. INVESTORS
--------------------------------------------------------------------------------

CALGARY, MARCH 30, 2005 - (TSX:VKR.UN) Viking Energy Royalty Trust ("Viking") announces that 83.07% of the distributions paid to U.S. investors during 2004 should be treated as Qualified Dividends and 16.93% of the distributions should be treated as a Return of Capital for U.S. federal income tax purposes. Viking believes that the 2004 distributions paid to U.S. individual residents or citizens should be treated as "qualified dividends" under the U.S. Jobs and Growth Tax Relief Reconciliation Act of 2003. Viking believes it should be considered a Qualified Foreign Corporation and its units classified as equity for U.S. federal income tax purposes.

Unitholders who are resident in the U.S. are subject to a 15% Canadian withholding tax. Registered non-resident Unitholders will receive a Form NR4 from Computershare Trust Company of Canada, Viking's transfer agent, stating the amount withheld. Non-registered non-resident unitholders should receive this withholding information from their broker. Canadian tax withheld on the non-taxable portion of the distributions (as computed under Canadian tax principles) can be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the distribution was paid and should not be claimed as a deduction or credit against one's U.S. tax liability.

The following table provides, on a per unit basis, the breakdown of cash distributions, prior to Canadian withholding tax, paid by Viking for the period January 15, 2004 to December 15, 2004. The amounts are segregated between the portion of the cash distributions that should be considered Qualified Dividends and the portion that should be reported as a Return of Capital. For the Return of Capital portion of the distributions, you must reduce your cost (or other tax basis) by this amount for calculating your gain or loss on sale of your Viking units. If the amount of Return of Capital exceeds your cost (or other basis), report the excess as a capital gain. The amounts shown are in U.S. dollars converted from Canadian dollars on the applicable payments dates:

----------------------------------------------------------------------------------------------------------------
Record Date         Payment Date     Distribution  Exchange    Distribution     Taxable          Return of
                                     Paid CDN $    Rate        US$              Qualified        Capital US$
                                                                                Dividend US$
----------------------------------------------------------------------------------------------------------------
Dec. 31, 2003       Jan. 15, 2004        0.08        0.7705        $ 0.0616         $ 0.0511        $ 0.0105
----------------------------------------------------------------------------------------------------------------
Jan. 30, 2004       Feb. 16, 2004        0.08        0.7632        $ 0.0611         $ 0.0506        $ 0.0104
----------------------------------------------------------------------------------------------------------------
Feb. 27, 2004       Mar. 15, 2004        0.08        0.7505        $ 0.0600         $ 0.0498        $ 0.0103
----------------------------------------------------------------------------------------------------------------
Mar. 31, 2004       Apr. 15, 2004        0.08        0.7426        $ 0.0594         $ 0.0493        $ 0.0102
----------------------------------------------------------------------------------------------------------------
Apr. 30, 2004       May 17, 2004         0.08        0.7220        $ 0.0578         $ 0.0479        $ 0.0099
----------------------------------------------------------------------------------------------------------------
May 31, 2004        Jun. 15, 2004        0.08        0.7305        $ 0.0584         $ 0.0484        $ 0.0100
----------------------------------------------------------------------------------------------------------------
Jun. 30, 2004       Jul. 15, 2004        0.08        0.7556        $ 0.0604         $ 0.0501        $ 0.0103
----------------------------------------------------------------------------------------------------------------
Jul. 22, 2004       Aug. 16, 2004        0.08        0.7648        $ 0.0612         $ 0.0507        $ 0.0105
----------------------------------------------------------------------------------------------------------------
Aug. 23, 2004       Sep. 15, 2004        0.08        0.7699        $ 0.0616         $ 0.0511        $ 0.0105
----------------------------------------------------------------------------------------------------------------
Sep. 22, 2004       Oct. 15, 2004        0.08        0.7988        $ 0.0639         $ 0.0530        $ 0.0109
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Oct. 22, 2004       Nov. 15, 2004        0.08        0.8312        $ 0.0665         $ 0.0551        $ 0.0114
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Nov. 22, 2004       Dec. 15, 2004        0.08        0.8177        $ 0.0654         $ 0.0542        $ 0.0112
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Total                                    0.96                      $ 0.7374         $ 0.6114        $ 0.1260
----------------------------------------------------------------------------------------------------------------

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

Viking is not required to file Form 1099s and is providing this information in lieu of such requirement. Some Unitholders will receive Form 1099s from their brokers that may not accurately reflect the information in this release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected in their tax returns.

This information is not exhaustive of all possible U.S. income tax considerations and is provided as a general guideline only. Unitholders should consult with their legal and tax advisors regarding their individual tax consequences. Viking has not obtained a legal or tax opinion, nor has it requested a ruling from the IRS, on these matters.

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 167,554,069 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are Viking's $74.3 million principal amounts of 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:

Bob Fotheringham                                  Viking Energy Royalty Trust
Vice President Finance and CFO                    Suite 400, 330-5th Avenue S.W.
                                                  Calgary, Alberta, T2P 0L4
or
                                                  Ph:  (403) 268-3175
Diane Phillips                                    Toll Free:  1-877-292-2527
Investor Relations
                                                  Email: vikingin@viking-roy.com



             For more information about Viking Energy Royalty Trust,
                   visit our website at www.vikingenergy.com